Filed by Enova International, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Grasshopper Bancorp, Inc.

Commission File Number: 001-35503

Employee Email Communications (Grasshopper)

All,

I have exciting news to share: after long and thoughtful consideration, we have agreed to join forces with Enova International, which will acquire Grasshopper Bank.

This is a thrilling moment for our company. This merger unites Grasshopper – a best-in-class digital bank – with Enova, a Chicago-based online lender that has been expanding access to credit for 20+ years.

We’ll be having a town hall at 11am ET today to discuss the news as a team – you’ll see an invite shortly – and for now here’s a quick overview of the news.

This is a strategic partnership for growth, bringing together two market leaders with highly complementary strengths and offering compelling benefits that enhance the value we deliver to our clients and for our teams.

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Exceptional digital lending expertise: Enova has been a leader - if not the leader from our viewpoint - in digital lending for well over a decade. Moving into this space has been on our strategic roadmap for the last 12 months and while we have gained some momentum, this combination will expedite adding key products that we will be able to provide to our overall client base.
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Accelerated deposit growth opportunities: We will leverage the balance sheet of Enova to reposition our current off balance sheet deposits to fuel growth. Teaming up with them will provide for even further growth across all of our deposit gathering capabilities, while creating new growth and diversification opportunities in consumer and small business markets.
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Stronger foundation not reliant on cost saves: This transaction is designed for growth, not cost saves. The combined company's enhanced balance sheet strength will allow for an acceleration in client acquisition, which over time will add new roles.

Most importantly, our cultures are strongly aligned, sharing a focus on innovation and a customer-first orientation. Both companies have an inclusive, entrepreneurial culture that values accountability, top talent, collaboration and community engagement. This strong alignment in our core values means we expect a smooth integration, allowing us to focus quickly on leveraging our combined strengths to create a stronger company.

The transaction is subject to regulatory approvals from both the OCC and the Federal Reserve and is expected to close during 2026.

Until closing, it is business as usual. Please remain focused on the important work you do every day serving our clients and continuing to execute our plan. There are no immediate changes to your day-to-day work, team structures or individual roles.

After the transaction closes, Grasshopper bank will become the primary bank subsidiary of the newly formed Enova Bank Holding Company. I will serve as President of Grasshopper bank and report to Steve Cunningham, who will be appointed CEO of both Grasshopper Bank and Enova Bank Holding Company. (Steve will assume the role of Enova International CEO effective January 1, 2026, as was previously announced.)

Thank you for your continued dedication to Grasshopper. This is an exciting new chapter that will enable us to enhance our ability to serve an even broader set of clients.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You should not place undue reliance on these statements. These forward-looking statements give current expectations or forecasts of future events and reflect the views and assumptions of senior management with respect to, among other things, projections as to the anticipated benefits of the proposed transaction as well as statements regarding the impact of the proposed transaction on Enova’s and the combined company’s business, financial condition, operations and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction. When used in this communication, terms such as “believes,” “estimates,” “should,” “could,” “would,” “plans,” “expects,” “intends,” “anticipates,” “may,” “forecast,” “project” and similar expressions or variations as they relate to Enova, the combined company or their respective management are intended to identify forward-looking statements.

Forward-looking statements address matters that involve risks and uncertainties that are beyond the ability of Enova to control and, in some cases, predict. Accordingly, there are or will be important factors that could cause the actual results to differ materially from those indicated in these statements. Key factors that could cause the actual financial results, performance or condition to differ from the expectations expressed or implied in such forward-looking statements include, but are not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between Enova and Grasshopper, including the payment of any termination fee due thereunder; the outcome of any legal proceedings that may be instituted against Enova or Grasshopper; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) or stockholder approvals or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the ability to obtain or add bank functionality and a bank charter; the possibility that the anticipated benefits and synergies of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Enova and Grasshopper do business; the possibility that the proposed transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; changes in Enova’s share price before the closing of the proposed transaction; risks relating to the potential dilutive effect of shares of Enova common stock to be issued in the proposed transaction; and other factors that may affect future results of Enova and the combined company.

The foregoing list of factors is not exhaustive and new factors may emerge or changes to these factors may occur that could impact Enova’s or the combined company’s business and cause actual results to differ materially from those expressed in any of our forward-looking statements. Additional information regarding these and other factors may be contained in Enova’s filings with the Securities and Exchange Commission (the “SEC”). Readers of this communication are encouraged to review Enova’s filings with the SEC, including the risks described under “Risk Factors” contained in Enova’s Form 10-K and any updates to those risk factors contained in subsequent Forms 10-Q, to obtain more detail about Enova’s risks and uncertainties. The forward-looking statements in this communication are made as of the date of this communication, and Enova disclaims any intention or obligation to update or revise any forward-looking statements to reflect events or circumstances occurring after the date of this communication. All forward-looking statements in this communication are expressly qualified in their entirety by the foregoing cautionary statements.

Important Additional Information will be Filed with the SEC

In connection with the proposed transaction, Enova International, Inc. (“Enova”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of Grasshopper Bancorp, Inc. (“Grasshopper”) and a prospectus of Enova (the “proxy statement/prospectus”), and Enova may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY ENOVA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENOVA, GRASSHOPPER AND THE PROPOSED TRANSACTION. A definitive copy of the proxy statement/prospectus will be mailed to stockholders of Grasshopper when that document is final. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about Enova, free of charge from Enova or from the SEC’s website when they are filed by Enova. The documents filed by Enova with the SEC may be obtained free of charge at Enova’s website, at https://ir.enova.com/sec-filings, or by requesting them by mail at Enova International, Inc., Attention: General Counsel, 175 West Jackson Blvd., Suite 600, Chicago, Illinois 60604.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Enova or Grasshopper. However, Enova, Grasshopper and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Grasshopper in respect of the proposed transaction. Information about Enova’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2024 and other documents filed by Enova with the

SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Enova or a solicitation of any vote or approval with respect to the proposed transaction by Enova or Grasshopper, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.